NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 9, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 28, 2007 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the offer to purchase and merger agreement between VIASYS Healthcare Inc. and Eagle Merger Corp., a wholly owned subsidiary of Cardinal Health, Inc. which became effective after the close of business on June 28, 2007, each outstanding share of Common Stock of VIASYS Healthcare Inc. not previously tendered was converted into $42.75 per share (plus, if the first acceptance for payment by Cardinal Health of the Shares tendered in the offer has not occurred on or prior to June 25, 2007, an additional $0.007027 for each day during the period commencing on June 25, 2007 and ending on such date of first acceptance). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 29, 2007.